



SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
152
SECTION

07000667 OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Citizens Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4300 Six Forks Road
(No. and Street)

Raleigh	NC	27609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Bogaczyk 919-716-7391
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

Suite 200, 2501 Blue Ridge Road,	Raleigh	NC	27607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STATE OF North Carolina
COUNTY OF Wake

OATH OR AFFIRMATION

I, Ramsey Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Citizens Investor Services, Inc., as of December 31st, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


AMY C. KORNEGAY
NOTARY
PUBLIC
WAKE COUNTY, NC

Sworn to and subscribed before me this 20th day of February 2007.

Signature

President
Title

My Commission Expires 6-4-2011.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST CITIZENS INVESTOR SERVICES, INC.

(A WHOLLY OWNED SUBSIDIARY OF FIRST-CITIZENS BANK & TRUST COMPANY)

Balance Sheet

December 31, 2006

(With Independent Auditors' Report Thereon)



DIXON HUGHES PLLC
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Citizens Investor Services, Inc.:

We have audited the accompanying balance sheet of First Citizens Investor Services, Inc. (a wholly owned subsidiary of First-Citizens Bank & Trust Company) (the Company) as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of First Citizens Investor Services, Inc. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes PLLC

Raleigh, North Carolina
February 22, 2007

2501 Blue Ridge Road, Suite 200
Raleigh, NC 27607
Ph. 919.876.4546 Fx. 919.876.8680
www.dixon-hughes.com



FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Balance Sheet
December 31, 2006

Assets	
Cash, noninterest-bearing (note 3)	$ 4,075,002
Cash, interest-bearing	1,250,000
Commissions receivable	196,714
Premises and equipment, net (notes 2 and 3)	109,317
Prepaid pension	1,137,397
Prepaid expenses	114,020
Due from Related Parties (note 3)	7,221
Other assets	100,000
Total assets	$ 6,989,671
Liabilities and Stockholder's Equity	
Liabilities:	
Due to Related Parties (note 3)	$ 180,313
Accrued salary expense	357,805
Other liabilities (note 4)	978,680
Total liabilities	1,516,798
Stockholder's equity (note 6):	
Common stock, $1 par value. Authorized 50,000 shares; issued and outstanding 50,000 shares	50,000
Additional paid-in capital	450,000
Retained earnings	4,972,873
Total stockholder's equity	5,472,873
Total liabilities and stockholder's equity	$ 6,989,671

See accompanying notes to balance sheet.

(1) Organization

First Citizens Investor Services, Inc. (Investor Services or the Company) was organized as a North Carolina corporation, and on January 26, 1994, it became a wholly owned subsidiary of First-Citizens Bank & Trust Company (the Parent) through the issuance of 50,000 shares of $1 par value common stock. The Parent is a wholly owned subsidiary of First Citizens BancShares, Inc. (BancShares), a financial holding company located in Raleigh, North Carolina. Significant shareholders of BancShares are also significant shareholders of First Citizens Bancorporation of South Carolina, Inc. (FCB-SC). FCB-SC, the Parent, and other subsidiaries of BancShares are collectively referred to as "Related Parties".

Investor Services is a registered broker/dealer in securities with the National Association of Securities Dealers, Inc. (NASD), a registered investment adviser, and a licensed insurance agency. Revenue is earned through commissions and fees earned on transactions with its customers. The majority of Investor Services' customers are located in the southeastern United States.

(2) Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America. The more significant of these policies used in preparing the Company's financial statements are described in this summary.

(a) *Premises and Equipment*

Premises and equipment (which primarily consist of leasehold improvements, furniture, fixtures, and equipment) are stated at cost less accumulated depreciation of $305,538 at December 31, 2006. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets, which is generally from three to ten years.

(b) *Income Taxes*

The Company is included in the consolidated federal income tax return of BancShares, and computes its tax expense for federal income taxes using BancShares' federal income tax rate. A tax allocation arrangement exists between the Company and BancShares. State income taxes are computed on a separate company basis since the Company files separate state income tax returns.

Deferred income taxes are recorded for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted rates expected to be in effect when such amounts are realized or settled.

(c) *Commission Revenue*

Commissions earned on sales and purchases of securities for customers are recorded on a settlement date basis, which does not differ materially from a trade date basis.

(2) Summary of Significant Accounting and Reporting Policies (Continued)

(d) Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3) Transactions with Related Parties

Expenses discussed in this note are allocated under various methods determined by the Company and Related Parties and are subject to change.

Under an agreement with the Parent, Investor Services is charged interest at the prime rate for any outstanding balances Due to Parent. Such interest expense totaled $19,046 for the year ended December 31, 2006.

The Company has entered into a revenue allocation arrangement with the Related Parties, pursuant to which the Company pays an agreed upon percentage of its gross revenues referred by such Related Parties. In addition, the Company receives a management fee from the Parent and from IronStone Securities, Inc., another broker dealer in securities that is also a wholly-owned subsidiary of the Parent, to compensate it for various professional services. Total fees paid to Related Parties totaled $5,795,775 for the year ended December 31, 2006. Fees received from Related Parties totaled $36,773 for the year ended December 31, 2006.

The Company pays an occupancy expense and purchases equipment through the Parent. The Company's total occupancy expense to the Parent for the year was $386,124. During 2006, the Company bought $66,266 of furniture and equipment. These transactions were with the Parent at net book value of the selling party.

At December 31, 2006, the Company had $4,075,002 in a noninterest bearing demand deposit account at the Parent. Due to Related Parties consists of various items paid by the Parent on behalf of the Company, such as income taxes and revenue allocation accruals per the Company's applicable contract with Related Parties.

(4) Income Taxes

The components of income tax expense (benefit) are as follows:

	2006
Current:	
Federal	$ 238,852
State	50,578
	289,430
Deferred:	
Federal	(44,389)
State	(9,400)
	(53,789)
	$ 235,641

The income tax expense for the period differed from the amount computed by applying the Parent's federal income tax rate of 35% to income before income taxes because of the following:

	Amount	Percent
Income tax expense at federal rate	$ 204,696	35.0%
Increase in income taxes arising from:		
State income taxes, net of federal income tax benefit	26,766	4.6%
Other	4,179	0.7%
	$ 235,641	40.3%

Deferred tax liabilities of $461,640 consist primarily of compensation-related temporary differences and are included in other liabilities. No valuation allowance was deemed necessary on any deferred tax assets as management has determined it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

(5) Employee Benefit Plans

The Parent sponsors a noncontributory, qualified defined benefit pension plan (the Pension Plan) covering substantially all full-time employees, including the employees of the Company. Under the Pension Plan, benefits are based on years of service and average earnings. The Parent's policy is to fund amounts approximating the maximum amount that is deductible for federal income tax purposes. The Pension Plan's assets consist of investments in the Parent's common trust funds, which include listed common stocks and fixed income securities, as well as investments in mid-cap and small-cap stocks through unaffiliated money managers. Net periodic pension expense of $300,000 for the Company related to the Pension Plan was allocated to the Company on a per-employee basis, based on the total pension expense for BancShares which was determined by an independent actuary.

(5) Employee Benefit Plans (Continued)

The Parent also sponsors a defined contribution savings plan (the CAP Plan), covering substantially all full-time employees, including the employees of the Company. The CAP Plan permits eligible employees to make contributions, with the Company matching a certain percentage of the employees' contributions. During the year, the Company made matching contributions of approximately $284,880 to the CAP Plan. The CAP Plan is available for employees after completion of thirty-one days of consecutive service.

(6) Net Capital Requirements

Investor Services is a registered broker/dealer in securities with the NASD. Investor Services is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the Rule), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

At December 31, 2006, the Company had net capital, as defined, of $1,640,620 which was $1,390,620 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.64 to 1.

(7) Fair Value of Financial Instruments

Investor Services' financial instruments are cash, commissions receivable, due to Related Parties, accrued salary expense, and other liabilities. The carrying values of these on-balance sheet financial instruments approximate their fair values. Investor Services has no off-balance sheet financial instruments.

(8) Contingencies

The Company has been named as defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, any such liability will not have a material effect on the Company's financial position.



DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

Board of Directors
First Citizens Investor Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of First Citizens Investor Services, Inc. (the "Company"), as of and for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons.

(2) Recordation of differences required by rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.


mri
A Member of
Moores Rowland International
An association of independent accounting firms throughout the world

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors and management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes PLLC

Raleigh, North Carolina
February 22, 2007

END